UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                        FORM 12b-25

                                NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-9264

CUSIP NUMBER: 143763


(Check One):  X  Form 10-K __ Form 11-K __ Form 20-F __ Form 10-Q___ Form N-SAR

              For Period Ended: Decemeber 31, 1993


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________

PART I - REGISTRANT INFORMATION


Carolco Pictures Inc.
Full Name of Registrant


N/A
Former Name if Applicable


8800 Sunset Blvd
Address of Principal Executive Officer (Street and Number)


Los Angeles, California  90069
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate).


  X    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  X    (b)   The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed date; and
  X    (c)   The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof, could not be filed within the prescribed time period.

  The historical presentation of the operations of LIVE Entertainment Inc. ("LIVE") in the financial statements of the registrant was materially impacted by the March 24, 1994 announcement by the companies of an agreement in principal to a business combination of the two companies. LIVE was formally a significant partially owned subsidiary of the registrant during the historical periods presented and the registrant disposed of its investment in LIVE in October 1993.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       William A. Shpall              310-855-7255
      (Name)                        (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      X   YES  ___  NO



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      __  YES    X  NO

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






                                CAROLCO PICTURES INC.
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    March 31, 1994            By:    William A. Shpall
                                          Executive Vice President and
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative's authority to sign on behalf of the registrant shall be filed with the form.